Thomas Voekler Direct Dial: 804.823.4001 Direct Fax: 804.823.4099 tvoekler@kv-legal.com

October 14, 2020

VIA EDGAR AND FEDEX OVERNIGHT

Scott Anderegg

Lilyanna Peyser

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Smart Rx Systems, Inc.

Draft Offering Statement on Form 1-A Submitted August 12, 2020

Amendment No. 1 to Draft Offering Statement on Form 1-A Submitted August 18, 2020

CIK No. 0001672227

Dear Mr. Anderegg and Ms. Peyser:

This letter is submitted on behalf of Smart Rx Systems, Inc., a Florida corporation (the “Issuer”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter (the “Comment Letter”) dated September 4, 2020 with respect to the Issuer’s Draft Offering Statement on Form 1-A filed with the Commission on August 12, 2020, as amended by Amendment No. 1 to the Draft Offering Statement filed with the Commission on August 18 (the “Offering Statement”). This letter is being submitted contemporaneously with the filing of the Second Amendment of the Offering Statement (the “Second Amendment”) containing changes made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Offering Statement. Certain capitalized terms set forth in this letter are used as defined in the first amendment to the Offering Statement.

For ease of reference, each Staff comment contained in the Comment Letter is reprinted below in bold, numbered to correspond with the paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Issuer.

For the Staff’s ease of review, we have also provided two clean copies of the Second Amendment to the Draft Offering Statement, along with two redlines marked against the Second Amendment of the Draft Offering Statement. All page references within the Issuer’s responses are to pages of the clean copy of the Second Amendment to the Draft Offering Statement.

1401 E. Cary St. | Richmond, VA 23219 | Phone: 804.823.4000

P.O. Box 2470 | Richmond, VA 23218-2470

www.kv-legal.com

Mr. Scott Anderegg

Ms. Lilyanna Peyser

U.S. Securities and Exchange Commission

October 14, 2020

Cover Page

1.	It appears that the aggregate offering price of this offering exceeds $50 million. Please refer to Rule 251(a)(2) of Regulation A and reduce the amount of securities offered herein so that it does not exceed $50 million, or tell us how you are complying with Rule 251.

Issuer’s Response: In response to the Staff’s comment, the aggregate offering price of the offering has been revised to $50 million to comply with Rule 251(a)(2) of Regulation A and corresponding revisions have been made throughout the Second Amendment.

2.	It appears that Hickory Capital, LLC, the Bookrunner and the RIAs may be acting as underwriters. If so, please revise to identify them as such and provide appropriate related disclosure. If you do not believe they are acting as underwriters, please provide us with your analysis.

Issuer’s Response: In response to the Staff’s comment, the Second Amendment has been revised to reflect that we have engaged Hickory Capital, LLC as a Co-Manager and we expect to engage additional Co-Managers prior to and after qualification to lead a syndicate of selected dealers. Each of our Co-Managers will act as Co-Underwriters. Please also see our revised disclosure in Part I of the Second Amendment.

Management's Discussion and Analysis of Financial Condition, page 34

3.	Please describe, and quantify to the extent possible, any known trends and uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on your revenue or results of operations, in light of the impact of COVID-19 on your business. Please refer to CF Disclosure Guidance: Topic No. 9.

Issuer’s Response: In response to the Staff’s comment, please see the Issuer’s revised disclosure on page 36 of the Second Amendment.

Remuneration of Executive Officers and Directors of Our Company, page 44

4.	Please provide disclosure relating to your compensation chart, by footnote or otherwise, describing the calculation of the amounts disclosed in the column labeled Deferred Stock Based Compensation.

Issuer’s Response: In response to the Staff’s comment, please see the Issuer’s revised disclosure on page 44 of the Second Amendment.

Mr. Scott Anderegg

Ms. Lilyanna Peyser

U.S. Securities and Exchange Commission

October 14, 2020

Interest of Management and Others in Certain Transactions, page 47

5.	We note your disclosure concerning conflicts of interest and that it does not appear to be responsive to Item 13 of Form 1-A. Please revise to provide the disclosure required by Item 13, or supplementally confirm to us that you have no such disclosure to make.

Issuer’s Response: In response to the Staff’s comment, the Issuer has no additional disclosure to make regarding conflicts of interest.

Security Ownership of Management and Certain Security Holders, page 47

6.	We note your disclosure in footnote 1. Please revise to clarify whether the shares identified in the table as owned by Mr. Mathow include or exclude the shares that he placed in a trust.

Issuer’s Response: In response to the Staff’s comment, please see the Issuer’s revised disclosure on page 46 of the Second Amendment.

Financial Statements

Independent Auditor's Report, page F-1

7.	The audit report identifies the financial statements covered by the report as the three years ended December 31, 2019, 2018 and 2017, but you present financial statements for only the two years ended December 31, 2019 and 2018. Please have your auditor revise its report to refer to each period for which audited financial statements are presented. Refer to Rule 2-02 of Regulation S-X. Also, similarly revise the Independent Auditors section on page 72 to refer to the correct periods presented.

Issuer’s Response: In response to the Staff’s comment, the audited financial statements for 2017 have been added to the Second Amendment.

Mr. Scott Anderegg

Ms. Lilyanna Peyser

U.S. Securities and Exchange Commission

October 14, 2020

Statements of Cash Flows, page F-5

8.	Your presentation of cash generated by operating activities appears to include several investing and financing activities. Operating activities include all transactions and other events that are not defined as investing or financing activities and generally are activities that involve producing and delivering goods or providing services. Please reevaluate your statement of cash flows presentation and make any necessary corrections. Refer to ASC 230-10-45.

Issuer’s Response: In response to the Staff’s comment, please see the Issuer’s revised financial statements included with the Second Amendment.

General

9.	Please tell us whether you will be deemed a “controlled company” as defined by the market on which you intend to list your securities and, if so, whether you intend to rely on any exemptions as a controlled company. If applicable, please disclose on the prospectus cover page and in the prospectus summary that you are a controlled company, and include a risk factor that discusses the effect, risks and uncertainties of being designated a controlled company.

Issuer’s Response: In response to the Staff’s comment, the Issuer will not be deemed to be a “controlled company” as defined by the any of the potential markets on which we intend to list our securities.

10.	We note disclosure that you expect the offering price per share to be $10.00, as well as disclosure that this is a fixed price offering. Please revise for consistency and accuracy. If you are not fixing the offering price prior to qualification, please revise your offering statement to provide a price range per Rule 253(b). If you are fixing the offering price prior to qualification, please revise your offering statement to clarify that $10.00 is not the expected per share offering price but is the per share offering price.

Issuer’s Response: In response to the Staff’s comment, please see the Issuer’s revised disclosure throughout the Second Amendment indicating that the offering price per share will be $10.00.

Mr. Scott Anderegg

Ms. Lilyanna Peyser

U.S. Securities and Exchange Commission

October 14, 2020

11.	If you have an agreement with ScriptPro, please describe its material terms and consider whether it is a material contract that should be filed as an exhibit.

Issuer’s Response: In response to the Staff’s comment, please see the disclosure on page 29 of the Second Amendment and the Kiosk Manufacturing and Support Agreement and Amendment of the Kiosk Manufacturing and Support Agreement, filed as Exhibits 6.5 and 6.6 of the Second Amendment, respectively.

12.	Throughout your offering statement, we note that you refer to your sole distributor, as well as to multiple distributors. Please revise for accuracy and consistency. If you have one distributor, please identify that distributor, describe the material terms of your agreement with the distributor, and consider whether the agreement should be filed as a material contract.

Issuer’s Response: In response to the Staff’s comment, please see the Issuer’s revised disclosure on page 31 of the Second Amendment. The Issuer currently has one distributor in Texas to market its services. The reference on page 31 is to pharmaceutical suppliers.

13.	In appropriate places in your offering statement, please discuss the risks and challenges associated with the kiosks' ability to protect against the theft of drugs and the disclosure of patient information.

Issuer’s Response: In response to the Staff’s comment, please see the Issuer’s revised disclosure on pages 1 and 27 of the Second Amendment.

The Issuer respectfully believes that the information contained herein is responsive to the Comments. Please feel free to contact me at the above number for any questions related to this letter. We appreciate the Staff’s timely response.

Very truly yours,

/s/ Thomas Voekler
Thomas Voekler

cc:	Santu Rohatgi (via electronic mail)

Mikie Scillia (via electronic mail)

Rajiv Radia (via electronic mail)